UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

Genworth Financial, Inc. Retirement and Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for plan benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2006.

Richmond, Virginia

June 25, 2021

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2020 and 2019

	2020	2019
Assets:
Cash	$137,419	$1,795
Investments:
Investments at fair value	830,185,544	723,895,513
Receivables:
Notes receivable from participants	8,435,852	8,750,454
Accrued dividends and interest	52,312	68,809
Participant contribution receivable	—	13,193
Employer contribution receivable	11,399,049	11,249,479

Total receivables	19,887,213	20,081,935

Total assets	850,210,176	743,979,243

Liabilities:
Accrued participant expenses	90,454	82,279

Total liabilities	90,454	82,279

Net assets available for plan benefits	$850,119,722	$743,896,964

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2020

Additions to (reductions from) net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$104,459,169
Interest and dividends	1,878,054

Total investment income, net	106,337,223

Interest income from notes receivable from participants	526,503

Contributions:
Participants	25,389,476
Employer	24,402,863
Rollovers	2,188,609

Total contributions	51,980,948

Benefits paid to participants	(52,621,916)

Net increase in net assets available for plan benefits	106,222,758
Net assets available for plan benefits at:
Beginning of the year	743,896,964

End of the year	$850,119,722

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company or Genworth) is the Plan sponsor. The Company’s Board of Directors has appointed the Fiduciary & Investments Committee to be responsible for the general administration of the Plan.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Alight Solutions, respectively.

(b)	Eligibility

Eligible full-time employees (those scheduled to perform at least 1,000 hours of service within a plan year) may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once they are scheduled to perform at least 1,000 hours of service within a plan year.

(c)	Contributions

The Plan was amended effective January 1, 2019 to allow participants to make after tax contributions to the Plan and this amendment is intended to meet the requirements of a qualified Roth contribution program as defined in Code Section 402A.

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible pay on a pre-tax and/or Roth basis. Eligible pay generally includes salary, overtime, first year commissions and bonuses. The maximum allowable aggregate (combined pre-tax and Roth) participant contribution under the Code was $19,500 and $19,000 per individual for 2020 and 2019, respectively. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis subject to IRS limits. The Company makes matching contributions equal to 100% of the first 4% of eligible pay contributed by an eligible participant and 50% of the next 2% of eligible pay contributed by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 5% of a participant’s eligible pay for the Plan year.

The Company also makes additional annual supplemental contributions, based upon each participant’s eligible pay. For most employees, the annual supplemental contribution is a flat 3% of eligible pay. Certain participants enrolled in the Plan as of December 31, 2015 that met specific age and service requirements and were eligible for annual supplemental contributions in the range of 4% to 6% of eligible pay generally continued to receive that contribution rate through December 31, 2020 before converting to a flat 3% of eligible pay effective January 1, 2021. Supplemental contributions are nonparticipant-directed investments that are invested as directed by the Company (see note 4).

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. Eligible participants may decline participation in the Plan, change the contribution rate from 3% of eligible pay or modify the automatic rate escalation. These contributions are invested in the BlackRock LifePath Index Fund associated with a participant’s date of birth, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan by participants from other qualified plans.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the earnings or losses based on their individual fund elections. Each participant is entitled to the benefits that can be provided from his or her vested account.

(e)	Vesting

Participants hired after December 31, 2010, and who have no recognized service with the Company before January 1, 2011, must attain two years of service to reach full vesting on Company matching contributions. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011 or re-hired after December 31, 2010 with any recognized service before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2020 and 2019 were $19,667 and $26,802, respectively, and forfeitures used to reduce employer contributions were $598,308 and $635,325 in 2020 and 2019, respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. The Fiduciary & Investments Committee determines the Plan’s investment offerings and generally monitors investment performance. Participants may change investment options for future contributions as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Short-Term Investment Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Short-Term Investment Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Short-Term Investment Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the notes to financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock of Genworth Financial, Inc. and short-term investments.

The performance of the Genworth Common Stock Fund has been influenced over the past several years by the proposed acquisition of Genworth by China Oceanwide Holdings Group Co., Ltd (China Oceanwide), among other factors. On October 21, 2016, the Company entered into an agreement and plan of merger (Merger Agreement) with Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the People’s Republic of China and a subsidiary of China Oceanwide, and Asia Pacific Global Capital USA Corporation (Merger Sub), a Delaware corporation and a direct, wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC (Asia Pacific Insurance), which is a Delaware limited liability company and owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into Genworth, with Genworth surviving the merger as a direct, wholly-owned subsidiary of Asia Pacific Insurance.

On April 6, 2021, Genworth’s Board of Directors determined to terminate the Merger Agreement, based on its belief that China Oceanwide would not be able to close the transaction within a reasonable timeframe and in order for Genworth to pursue its strategic plan without restriction and without uncertainty regarding its ultimate ownership.

Prior to January 2021, employees had the option of purchasing the Genworth Common Stock Fund. The Plan had contracted with Newport Trust Company (Newport) to act as an independent fiduciary and investment manager with respect to Genworth stock in the Plan. On January 8, 2021, Newport froze the Genworth Common Stock Fund due to uncertainty around the closing of the China Oceanwide transaction and the feasibility of Genworth executing other strategic plans. Accordingly, future investments or transfers into the fund were suspended indefinitely.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

(g)	Coronavirus and Cares Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law. One of the main provisions of the CARES Act is to provide emergency assistance and enhanced health care benefits for individuals, families, and businesses affected by the coronavirus pandemic, including expanding permitted financial hardship withdrawals. On April 16, 2020, two changes to the Plan were approved as a result of the CARES Act. These changes affect participants who self-certify that they are a “qualified individual.” Qualified individuals under the CARES Act include (1) participants or their spouse/dependents diagnosed with the coronavirus or (2) participants that have suffered financial harm related to the coronavirus. The first change allows qualified individuals to obtain a coronavirus-related distribution from their vested account balance up to $100,000 and the second change permits qualified individuals to suspend participant loan repayments for 12 months. These changes were effective May 8, 2020 through December 31, 2020.

(h)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Pursuant to the CARES Act enacted in March 2020, Plan participants could request a delay of loan repayments for repayments that occurred between May 8, 2020 and December 31, 2020. If a delay was granted, the participant’s loan was reamortized and included any interest accrued during the period of delay. The ability to request a delay in loan repayments under the CARES Act ceased as of December 31, 2020.

(i)	Benefits Paid to Participants

(i) Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution accounts) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Beginning January 1, 2019, participants were no longer required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1⁄2 or older to obtain withdrawals of their contribution and rollover accounts.

As discussed above, the Plan did permit qualified individuals to request up to $100,000 of their vested account balance in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

(ii) Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants ages 55 to 64, the guaranteed amount will be less than the amount that would be received at age 65 because payments are projected to be made over a longer period of time.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the NAV as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of the Company is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

The ClearCourse SM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Plan sponsor, using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as net appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

(e)	Benefits

Benefit payments to participants are recorded when paid.

(f)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, including Trustee fees, record-keeping administrator fees and accountant’s and counsel’s expenses. Investment management fees and expenses attributable to an investment fund are offset against that fund’s earnings in the affected Participant’s account. The Plan’s loan and qualified domestic relations order (QDRO) fees are paid from participants’ accounts. Participants paid $20,800 and $33,200 in 2020 and 2019, respectively, for loan fees and QDRO fees. (To be recognized as a QDRO, an order must be a domestic relations order. A qualified domestic relations order is a judgment or order that relates to the provision of child support, alimony payments, or marital property rights for the benefit of a spouse, former spouse, child, or other dependent of a participant.)

(3)	Investments, at Fair Value

(a)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in actively traded markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as actively traded equity securities and actively traded mutual fund investments. Financial instruments in this category include short-term investments, mutual funds, common stock of Genworth Financial, Inc., equity securities and the ClearCourse SM group variable annuity.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Level 2 is comprised of investments in common/collective trust funds that are valued at NAV as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year.

The Plan had no Level 3 assets as of December 31, 2020 or 2019.

The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in valuation techniques used to measure fair value are monitored at least annually by the Plan to determine if a change results in a measurement that is equally or more representative of fair value. Changes in valuation techniques or their application are accounted for as changes in accounting estimates. Furthermore, changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of each level at the beginning fair value for the reporting period in which the changes occur. There were no transfers between levels during the years ended December 31, 2020 or 2019. See note 2(c) for additional information related to fair value measurements.

(b)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Short-term investments: Short-term investments are valued at quoted prices for the identical instrument.

Common stock of Genworth Financial, Inc.: Common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Mutual funds: The funds are valued at NAV and trade on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Common/collective trust funds: The funds are valued at NAV as determined by using estimated fair value of the underlying assets held in the funds. Standard models are used to estimate the fair value of the underlying assets using observable market inputs.

Group variable annuity: The ClearCourse SM group variable annuity is valued daily by GLAIC (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2020
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$396,404	$396,404	$—	$—
Mutual funds
Bond funds	28,490,203	28,490,203
Balanced funds	34,170,134	34,170,134	—	—
Growth funds	89,081,407	89,081,407	—	—
Common/collective trust funds
Money market funds	19,905,432	—	19,905,432	—
Stable value funds	29,195,036	—	29,195,036	—
Value funds	40,281,338		40,281,338
Growth funds	22,182,119	—	22,182,119	—
Blend funds	63,861,558	—	63,861,558	—
Foreign blend funds	35,261,464	—	35,261,464	—
Target maturity funds	432,693,405	—	432,693,405	—
Group variable annuity	23,844,549	23,844,549	—	—
Common stock of Genworth Financial, Inc.	10,822,495	10,822,495	—	—

	$830,185,544	$186,805,192	$643,380,352	$—

	2019
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$281,416	$281,416	$—	$—
Mutual funds
Bond funds	23,398,774	23,398,774	—	—
Balanced funds	31,557,243	31,557,243	—	—
Growth funds	67,494,117	67,494,117	—	—
Common/collective trust funds
Money market funds	14,338,623	—	14,338,623	—
Stable value funds	24,902,353	—	24,902,353	—
Value funds	41,867,267	—	41,867,267	—
Growth funds	17,453,920	—	17,453,920
Blend funds	54,361,282	—	54,361,282	—
Foreign blend funds	31,149,339	—	31,149,339	—
Target maturity funds	383,515,339	—	383,515,339	—
Group variable annuity	22,174,419	22,174,419	—	—
Common stock of Genworth Financial, Inc.	11,401,421	11,401,421	—	—

	$723,895,513	$156,307,390	$567,588,123	$—

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

(4)	Nonparticipant-Directed Assets

Information about the net assets available for plan benefits and changes in net assets available for plan benefits relating to nonparticipant-directed investments was as follows:

	As of December 31,
	2020	2019
Net assets available for plan benefits:
Common/collective trust funds	$202,658,982	$179,398,069
Employer supplemental contributions receivable	11,300,267	11,162,909

Total	$213,959,249	$190,560,978

Year ended December 31, 2020
Changes in net assets available for plan benefits:
Net appreciation in fair value of common/collective trust funds	$23,771,695
Employer contributions	11,300,267
Benefits paid to participants	(11,673,691)

Net increase	$23,398,271

(5)	Risks and Uncertainties

The Plan is exposed to potential risks and uncertainties as a result of the economic events associated with the ongoing coronavirus pandemic. The coronavirus pandemic has disrupted the global economy and financial markets, business operations, and participant behavior and confidence. As a result, the Plan could experience significant declines in asset valuations, which could adversely impact the Plan’s net assets available for plan benefits. The coronavirus pandemic has not impacted the Plan’s normal business operations, but it has resulted in the Plan’s sponsor practicing social distancing with its employees through office closures. While the impact of the developing coronavirus pandemic is difficult to predict, the related outcomes and impact on the Plan will depend on the length of the pandemic and shape of the economic recovery. The Plan sponsor continues to monitor pandemic developments and the potential financial impacts.

The Plan investment options include various investment securities, which in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

(6)	Party-in-Interest Transactions

One investment option available to participants is the ClearCourse SM group variable annuity provided under the Plan. Each contribution into ClearCourse SM provides a guaranteed amount of retirement income to the participant. GLAIC offers the guaranteed amount of retirement income provided by this ClearCourse SM group variable annuity product. Fees paid by the Plan to GLAIC for the Plan years ended December 31, 2020 and 2019 were approximately $208,000 and $200,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 2,863,094 and 2,591,232 shares of common stock of the Company as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the shares had a cost basis of $12,919,082 and $12,483,008, respectively, and a fair value of $10,822,495 and $11,401,421, respectively. During the year ended December 31, 2020, 499,946 shares of common stock of the Company were purchased at a total cost of $1,488,479, and 228,084 shares were sold at a total cost of $1,052,405.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan and, therefore, is a party-in-interest. Participant loans are considered exempt party-in-interest transactions.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 13, 2018 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2017.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31, 2020	As of December 31, 2019
Net assets available for plan benefits:	$850,119,722	$743,896,964
Deemed loan activity	(140,653)	(95,557)

Net assets available for plan benefits per Form 5500	$849,979,069	$743,801,407

	Year Ended December 31, 2020	Year Ended December 31, 2019
Net increase in net assets available for plan benefits:	$106,222,758	$120,922,125
Changes in deemed loan activity	(45,096)	2,647

Net income per Form 5500	$106,177,662	$120,924,772

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	Interest-bearing cash	$396,404	$396,404
Mutual funds:
Capital Research and Management Company	1,131,087 shares of American Balanced Fund	27,830,505	34,170,134
Dodge & Cox	1,944,724 shares of Dodge & Cox Income Fund	26,888,027	28,490,203
T. Rowe Price Associates, Inc.	1,455,341 shares of T. Rowe Price Inst. Large Cap Growth Fund	47,553,083	89,081,407

	Total mutual funds	102,271,615	151,741,744

Common/collective trust funds:
BlackRock Institutional Trust Company NA	1,986,461 units of BlackRock Equity Index	39,926,640	63,861,558
BlackRock Institutional Trust Company NA	3,193,065 units of BlackRock LifePath Index Retirement Fund	64,295,915	78,131,437
BlackRock Institutional Trust Company NA	2,630,161 units of BlackRock LifePath Index 2030 Fund	48,657,308	72,309,690
BlackRock Institutional Trust Company NA	1,583,406 units of BlackRock LifePath Index 2040 Fund	30,295,509	46,739,784
BlackRock Institutional Trust Company NA	1,333,260 units of BlackRock LifePath Index 2050 Fund	20,944,492	30,568,728
BlackRock Institutional Trust Company NA	131,641 units of BlackRock LifePath Index 2060 Fund	1,839,795	2,284,784
BlackRock Institutional Trust Company NA	2,277,285 units of BlackRock LifePath Index Retirement Fund*	47,697,317	55,723,107
BlackRock Institutional Trust Company NA	3,460,131 units of BlackRock LifePath Index 2030 Fund*	58,260,136	95,127,639
BlackRock Institutional Trust Company NA	1,364,871 units of BlackRock LifePath Index 2040 Fund*	24,028,538	40,288,942
BlackRock Institutional Trust Company NA	502,303 units of BlackRock LifePath Index 2050 Fund*	7,664,542	11,516,699
BlackRock Institutional Trust Company NA	150 units of BlackRock LifePath Index 2060 Fund*	1,991	2,595
BlackRock Fund Advisors	19,905,432 shares of BlackRock Short-Term Investment Fund	19,905,432	19,905,432
BlackRock Fund Advisors	351,203 shares of BlackRock Russell 2000 Value Fund	17,723,727	20,699,000
BlackRock Fund Advisors	614,451 shares of BlackRock Russell 2000 Growth Fund	13,419,663	22,182,119
BlackRock Fund Advisors	504,654 shares of BlackRock Russell 1000 Value Fund	17,609,701	19,582,338
Harding Loevner	2,184,725 shares of Harding Loevner International Fund	26,052,304	35,261,464
T. Rowe Price Associates, Inc.	29,195,036 units of T. Rowe Price Stable Value Common Trust Fund	29,195,036	29,195,036

	Total common/collective trust funds	467,518,046	643,380,352

Group variable annuity:
**Genworth Life and Annuity Insurance Company	1,018,708 units of ClearCourse SM Group Variable Annuity	10,355,243	23,844,549
Common stock:
**Genworth Financial, Inc.	2,863,094 shares of Genworth Financial, Inc. common stock	12,919,082	10,822,495
**Notes receivable from participants	1,295 loans to participants with interest rate of 5.25% to 7.50% and maturity dates through December 2025	8,295,199	8,295,199	***
		$601,755,589	$838,480,743

*	Non-participant directed.
**	Party-in-interest as defined by ERISA.
***	Excludes deemed distributions of $140,653

See Accompanying Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 25, 2021	By:	/s/ Matthew D. Farney
Matthew D. Farney
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.